Hillman Capital Management, Inc.

7255 Woodmont Avenue, Suite 260

Bethesda, Maryland 20814

Amended and Restated Letter Agreement

January 6, 2022

Dawn Cotten - President

ALPS Series Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”) – Hillman Value Fund (the “Fund”)

Dear Ms. Cotten:

This letter confirms the agreement of Hillman Capital Management, Inc. (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive from the Fund and to reimburse “Other Expenses” to the extent required below.

Hillman Value Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) to an annual rate of not more than: 0.95% of the Fund’s average daily net assets for the Fund’s No Load Class, during the term of this Agreement.

The Adviser will reduce the fee payable with respect to the Fund to the extent of such excess and/or shall reimburse the Fund by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to the No Load Class of the Fund in the same manner as the underlying expenses or fees were allocated.

General

The Trust shall reduce the Management Fees owed to the Adviser and/or invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable upon receipt. Invoices should be delivered via email to the Adviser at the email address the Adviser provides to the Trust.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 1, 2022 and shall continue at least through January 31, 2023; and will thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and the Adviser does not provide at least 30 days written notice of non-continuance prior to the end of the then effective term. Except due to the Adviser’s notice of non-renewal, this Agreement may only be amended or terminated with the approval of the Board of Trustees of the Trust.

HILLMAN CAPITAL MANAGEMENT, INC.

By:	/s/ Mark A. Hillman

Name:	Mark A. Hillman

Title:	CEO

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:	/s/ Dawn Cotten

Name:	Dawn Cotten

Title:	President